Commission File Number 001-31914

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

ANNOUNCEMENT ON CHANGES IN ACCOUNTING ESTIMATES

Important Notice:

As at 31 March 2021, changes in accounting estimates resulted in an increase in liabilities of life insurance contracts by RMB6,636 million and an increase in liabilities of long-term health insurance contracts by RMB694 million, which in aggregate reduced profit before tax by RMB7,330 million for the three months ended 31 March 2021.

I.	Introduction

The Company determined actuarial assumptions which include, among others, discount rates, mortality rates, morbidity rates, expenses assumptions, lapse rates and policy dividends assumptions based on current information available as at the date of the balance sheet. These assumptions were used to calculate the liabilities of insurance contracts as at the date of the balance sheet.

The changes in accounting estimates were considered and approved at the thirty-fifth meeting of the sixth session of the Board of Directors on 28 April 2021.

II.	Details of the Changes in Accounting Estimates and the Impact on the Company

The Company determined actuarial assumptions which include, among others, discount rates, mortality rates, morbidity rates, expenses assumptions, lapse rates and policy dividends assumptions based on current information available as at the date of the balance sheet. These assumptions were used to calculate the liabilities of insurance contracts as at the date of the balance sheet.

As at 31 March 2021, the changes in the assumptions above resulted in an increase in liabilities of life insurance contracts by RMB6,636 million and an increase in liabilities of long-term health insurance contracts by RMB694 million, which in aggregate reduced profit before tax by RMB7,330 million for the three months ended 31 March 2021.

The Company adopted prospective application method to deal with the changes in accounting estimates.

III.	Conclusive Opinions of the Independent Directors and the Board of Supervisors

The Independent Directors and the Board of Supervisors of the Company considered the changes in accounting estimates, and approved the accounting treatment on the changes in accounting estimates made by the Company.

Commission File Number 001-31914

IV.	Relevant Documents for Record

1.	Independent opinion from the Independent Directors of the Company

2.	Special statement of the Board of Directors of the Company on the changes in accounting estimates

3.	Special statement of the Board of Supervisors of the Company on the changes in accounting estimates

The Board of Directors of

China Life Insurance Company Limited

28 April 2021